Results of the Annual General Meeting of Shareholders of Woori Finance Holdings Co., Ltd.

The annual general meeting of shareholders of Woori Finance Holdings Co., Ltd. was held on March 22, 2013 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda details

1)	Approval of non-consolidated financial statements for the fiscal year 2012

(units: in millions of KRW, unless indicated otherwise)

Total Assets	18,446,604	Revenue	636,612

Total Liabilities	3,874,928	Operating Income	397,980

Capital Stock	4,030,077	Net Income	396,898

Total Shareholder’s Equity	14,571,676	Earnings Per Share	459
		(in KRW)

Approval of dividend for fiscal year 2012 (units: in KRW)

Dividend per common share	250

Dividend per preferred share	—

Total dividend amount	201,503,335,000

2) Approval of amendments to the Articles of Incorporation

3) Appointment of outside directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Yong-Man Rhee	Aug.29, 1933	1 year / Re-appointment
- Current) Non-Standing Director, Woori Finance Holdings
- Chief Executive Officer, Shinhan Bank
- Chief Executive Officer, Korea Exchange Bank
- Governor, Bank Supervisory Service
- Minister, Ministry of Finance
- Bachelor of Public Administration, Korea University
- Master of Public Administration, Seoul National University

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) Professor of College of Business Administration, Korea University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Attorney, Law Firm HongIk - Attorney, Barun Law - Bachelor of Law, Chung-Ang University

John Ji Whan Park	Feb.29, 1968	1 year / Re-appointment	- Current) Representative Director, Asia Evolution - AT&T Network System - Goldman Sachs - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University

Young-Soo Park	Feb.15, 1952	2 year /New appointment
- Current) Representative Attorney, Law Firm Gangnam
- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’
Office
- Chief Prosecutor, Seoul High Prosecutors’ Office
- College of Liberal Arts and Sciences, Seoul National University
- Ph.D. in Economic Law, Dankook University

Hee-Yul Chai	Jan. 23, 1960	2 year /New appointment
- Current) Professor of Economics, Kyonggi University
- Associate Professor, University of Lille 2
- Member, Presidential Transition Committee
- Dean of Academic Affairs, Kyonggi University
- Bachelor of Economics, Seoul National University
- Ph.D. in Economics, University of Paris X

•	Total number of directors following the appointments: 8

•	Total number of outside directors following the appointments: 7

4) Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Yong-Man Rhee	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year / Re-appointment

Young-Soo Park	2 year / New appointment

•	Total number of Audit Committee members, who are outside directors: 5

•	Total number of Audit Committee members, who are not outside directors: 0

5) Approval of directors’ compensation limit